Exhibit 4.19

Barclays PLC

1 Churchill Place

London

E14 5HP

18 December 2017

Mr. Michael Turner

79 Fairmile Lane

Cobham,

Surrey KT11 2DG

Dear Mike,

Following your recent discussions with John McFarlane, Chairman of Barclays PLC, I am pleased to confirm your appointment as an independent non-executive director of Barclays PLC and Barclays Bank PLC (the ‘Companies’ or ‘BPLC/BBPLC’).

Subject to the necessary regulatory conditions being satisfied, the legal separation of our ring fenced bank, Barclays UK, from BBPLC which will operate as the non-ring fenced bank, is expected to take place over the Easter weekend 2018 (‘Separation’). On Separation, directors of BPLC will cease to be directors of BBPLC.

1.	Appointment

(a)

This letter and its enclosures are a contract for services and not a contract of employment. Reference to your appointment in this letter means any or all of the offices as set out in 1(b) - (d) below.

(b)	With effect from 1 January 2018, you will serve as an independent non-executive director of BPLC and, until Separation, of BBPLC.

(c)

During your appointment, you may be required to serve on Board Committees (whether standing or ad hoc), membership of which will be agreed with you at the time. Committee membership will be considered on appointment and will be subject to accepted principles of good governance and the needs of the BPLC/BBPLC Board at the time.

(d)	As agreed during your appointment process, you will initially serve as a member of the Board Reputation Committee. Terms of Reference for the Committee are attached.

2.	Term

(a)

Subject to the termination provisions in section 3 below, your appointment to the Board of Barclays PLC will be for an initial term of three years from the date of your appointment and subject to the annual re-election by Barclays PLC shareholders (see below). On or before the expiry of your initial term, and subject to the needs of the Board at the time, you may be invited to serve for a further term of up to three years. Other than in exceptional circumstances, non-executive directors will not usually serve for more than six years.

(b)	Your appointment, including any extension of your term, is subject to the following:

i.	the Articles of Association, copies of which will be provided in your appointment pack;
ii.	annual re-election by shareholders at the Barclays PLC AGM, in accordance with the Corporate Governance Code;
iii.

your ongoing ability to satisfy the standards and obligations applicable to directors of public companies, and, in particular, any regulatory standards expected of directors of banks and financial services firms, including if applicable, the need for regulatory approval;

iv.	your ongoing fitness to serve as a company director and/or, if applicable, in a senior manager function;
v.

your ongoing performance and contribution to the Board as assessed by the BPLC/BBPLC Board having regard to relevant information, including the annual review of the effectiveness of the Board and individual directors;

vi.	the needs of the Board having regard to the skills and experience required to oversee the business, which may change over time.

(c)

You undertake to inform the Company Secretary or Chairman of BPLC or relevant regulatory authority of any change in your personal or professional circumstances that might impact your ability to continue in your role as an independent non-executive director of BPLC/BBPLC. This includes, but is not limited to:

i.

You being charged with and/or convicted of a criminal offence (other than an offence under any road traffic legislation in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed);

ii.	You becoming bankrupt (or its equivalent status in any other jurisdiction) or become insolvent or enter into any arrangements or composition with your creditors;
iii.

You being subject to personal sanction in respect of any of your other roles, or guilty of any serious misconduct or conduct which is calculated or likely to bring the Barclays Group or any of its directors or subsidiaries into disrepute or which conflicts with the Barclays Values, a copy of which is included in your appointment pack.

3.	Termination

(a)	Your appointment is conditional upon you satisfying and maintaining on an ongoing basis, the requirements of section 2 above.

(b)

This appointment can be terminated at any time by either party giving notice in writing to the other. Both parties agree that, in order to facilitate an orderly exit and succession, and where circumstances permit, they will provide reasonable notice to the other of their intentions to terminate the appointment.

(c)

There is no entitlement to any payment for loss of office. Regardless of the reason for termination, you will only be entitled to such fees and expenses as have accrued and are due to you as at the date of termination.

(d)

On termination of your appointment, you will immediately deliver to the Companies all documents, records, papers or other company property which may be in your possession or under your control and which relate in any way to the business affairs of the Companies or Barclays. You agree not to retain any copies or duplicates in any format.

(e)

On termination of your appointment and whether or not you have formally resigned from your position, you will be deemed to have done so. You agree that, on termination, Barclays is entitled to issue any announcements or other filings required as a result of you ceasing to be a director.

4.	Fees

(a)	In respect of your appointment, you will receive a fee (‘Fee’) of:
i.	£80,000 per year payable in respect of your directorship;
ii.	£25,000 in respect of your membership of the Board Reputation Committee;
iii.	Such other fee as shall be payable in respect of any other Committee memberships as advised to you on appointment to a Committee.

(b)

The Fee is payable quarterly in arrears by direct credit into your nominated bank account less any tax and any other statutory deductions. On termination, you will only be entitled to such amount of the Fee as has accrued at the date of termination.

(c)	Any reasonable out of pocket expenses that you incur in performing your duties will be reimbursed in accordance with our standard expenses policy, a copy of which is available on request.

(d)	The Fee may be subject to any amendment or qualification as required by any law, regulation or regulatory authority including but not limited to tax and national insurance deductions as applicable.

(e)

To ensure alignment with the Group’s interests, all directors of BPLC/BBPLC are encouraged to hold shares in Barclays PLC. All dealings are subject to the Securities Code, a copy of which is available on request. You will be required to take £30,000 of your Fee, after tax and any other statutory deductions, in Barclays PLC shares (‘Shares’). The Shares will be purchased twice a year after the announcement of the Barclays PLC full and half-year financial results. The Shares will be held on your behalf until the termination of your appointment; enclosed is an agreement setting out the details, please sign and return.

(f)

There is no contractual entitlement to any increase in your Fee during your appointment. Directors’ fees are reviewed periodically by the Remuneration Committee of Barclays PLC and benchmarked to the market.

(g)

Aside from the Fee, you are not eligible to receive any contractual benefits. As a non-executive director, you are not eligible to participate in any benefit schemes, including but not limited to the Barclays Group’s incentive award, long term incentive schemes and the Barclays Group’s pension scheme, nor to receive any payment or cash allowances in lieu.

5.	Directors Share Qualification

Under Barclays PLC Articles of Association, you are required to hold £500 in nominal value (2,000 Ordinary shares of 25p each) of Barclays PLC within two months of your appointment (i.e. on or before 1 March 2018). In accordance with the Barclays Securities Code, you must obtain clearance to deal before you acquire these or any Barclays PLC shares. If you would like any assistance in purchasing these shares, please let me know and I will arrange this for you.

6.	Role as a non-executive director

(a)

The attached role profile will form part of your contract for services. The role profile may be changed from time to time, and once notified to you, shall be deemed to replace the attached and form part of your contract for services.

(b)

As an independent non-executive director, your primary responsibility is to provide effective oversight and constructive challenge, helping to develop proposals on strategy and then fully empowering the executive directors to implement the strategy.

(c)

Non-executive directors have the same legal responsibilities and duties as any other director and are required to take decisions in the best interests of the Companies. The Board as a whole is collectively responsible for promoting the success of the Companies and for supervising the Companies’ affairs by providing sound leadership within a framework of prudent and effective controls and risk management; setting the Companies’ strategic aims, ensuring that the necessary financial and human resources are in place for the Companies to meet their objectives; reviewing management performance and setting the Companies’ values and standards.

(d)

During your appointment you agree to diligently perform such duties, responsibilities and functions (whether statutory, fiduciary or common law) as are consistent with your position and role profile as an independent non-executive director and with any relevant Barclays Group policies and procedures.

7.	Time Commitment

(a)

In accepting this appointment, you confirm that you are able to allocate sufficient time to meet the expectations of your role on the BPLC/BBPLC Board including being available to devote additional time to the role during periods of increased activity or in response to market developments. Directors are also expected to attend the Barclays PLC AGM, usually held in April/May and be available afterwards to meet with and answer questions from shareholders.

(b)

The agreement of the Chairman of BPLC must be sought before accepting additional appointments to any other companies, corporate body, or entity, during your tenure that might affect the time that you are able to devote to your role.

(c)

All directors are expected to attend all Board meetings. The BPLC/BBPLC Board is expected to formally meet eight times a year, including an annual 1-2 day strategy session and on an ad-hoc basis as required. Some of the meetings may be held overseas. You will also be required to attend meetings of any Committees of which you are a member. The schedule of Board and Committee meetings is attached.

(d)

There is a standing invitation to all non-executive directors to attend any other board committee meeting. Please inform the relevant Chairman if you wish to attend a meeting of which you are not a member.

(e)	Directors are expected to set aside sufficient time to consider the papers in advance of meetings. Papers are normally sent to directors in the week prior to the meeting.

(f)	Whilst it is difficult to be precise, your average time commitment is expected to be approximately 30 - 36 days per year (including membership of the Board Reputation Committee).

8.	Conflicts of interests and outside interests

(a)	As a director you have a duty to avoid conflicts of interest and to disclose personal interests in contracts.

(b)

It is accepted and acknowledged that you have business and other interests outside of the Companies. Subject to such interests not giving rise to a conflict, the Companies do not object to you continuing with such interests provided they have been fully disclosed and accepted by the Companies prior to your appointment. Should you become aware of any actual or potential conflicts of interest in the course of your appointment, these should be discussed with the Chairman of BPLC as soon as possible and authorised by the Board of BPLC/BBPLC. All conflicts must be recorded in accordance with the Board’s stated policy.

(c)	As set out above, you must seek permission from the Chairman of BPLC before taking on any additional outside interests.

9.	Induction, Values and Support

(a)

To assist directors in making a contribution to the Board as quickly as possible, all directors are offered a comprehensive induction programme, details of which will be provided to you. We will also provide briefings on the details of procedures regarding the disclosure of any conflicts of interest, data protection, the control of inside information and for obtaining clearance to deal in Barclays PLC shares.

(b)

The Barclays Values (Respect, Integrity, Service, Excellence and Stewardship) are a central part of everything we do. The Values form a critical part of how Barclays is changing, as well as our purpose and behaviours. You will be expected to act in accordance with the Values as a non-executive Director of the Companies, and, in particular, to follow our Code of Conduct (known as the Barclays Way).

(c)	On-going training and briefings on particular topics will be made available, including any topics that you may request.

(d)

As Company Secretary, I am available to all directors to support the effective discharge of their duties and to assist with any queries. The Barclays Group General Counsel is also available to assist you with legal queries.

(e)

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a director. Where it is deemed appropriate for you to seek advice from independent legal advisers, you may, with the prior written agreement of the Company Secretary, seek independent advice at Barclays’ expense.

10.	Confidentiality

(a)

You will appreciate that the business of the Companies and the Barclays Group is a specialised and competitive business. In the course of your appointment you will have access to and knowledge of, the trade secrets and confidential information of the Companies and the Barclays Group. You acknowledge that the disclosure of any trade secrets or confidential information to actual or potential competitors of the Companies and/or any Barclays Group companies would place the Companies and/or the Barclays Group at a serious competitive disadvantage and would do serious damage, financial and/or otherwise, to its or their business and business development and would cause immeasurable harm.

(b)

You must neither during the term of your appointment (except in the proper performance of the duties of your office or with the express written consent of the Board) nor at any time (without limit) after the termination of your appointment except where disclosure is required by law, by an order of a competent court or by a regulatory body:

i.	publish, divulge or communicate to any person, Companies, business entity or other organisation or to the media or any social media;
ii.	use for your own purposes or for any purposes other than those of the Companies or the Barclays Group; or
iii.	through any failure to exercise due care and diligence, permit or cause any unauthorised disclosure of any confidential information

(c)

These restrictions shall cease to apply to any information which shall become available to the public generally otherwise than through any breach by you of the provisions of this letter or other default of yours.

(d)

All notes, memoranda, records and documents (in whatever form or media held) that you make during the term of your appointment in performing your duties as non-executive Director will belong to the Barclays Group and will be handed over to Barclays together with any copies promptly from time to time on reasonable request of any Barclays Group companies and at the end of your appointment.

(e)

Nothing in this letter, including but not limited to the provisions on confidentiality above, is intended to or shall prevent you from raising concerns in line with Barclays’ internal reporting processes or making any disclosure to governmental bodies, law enforcement authorities and/or regulators as permitted or required under applicable law or regulation (including but not limited to a “protected disclosure” within the meaning of Part 43A (Protected Disclosures) of the Employment Rights Act 1996 and to any protected disclosures made about matters previously disclosed to another recipient).

11.	Dealing in Barclays Securities

(a)

Your attention is drawn to the requirements under both law and regulation regarding the disclosure of price sensitive information. Matters relating to BPLC/BBPLC may from time to time give rise to price sensitive information which must be held under strict confidentiality conditions.

(b)

Your responsibilities will be explained to you as part of your induction. You should avoid taking any action that might risk a breach of these requirements. If you need any assistance in understanding your obligations, please contact me.

12.	Indemnification and insurance

(a)

The Barclays Group has confirmed that as a statutory director of BPLC/BBPLC you will have the benefit of and are able to rely upon the indemnity contained in Article 147 of the BPLC Articles of Association and the identical wording in Article 143 of the BBPLC Articles of Association, the terms of which are hereby expressly incorporated into this letter. Copies of the relevant Articles are attached for your ease of reference. Your indemnity is of course in addition to any other protection available to you by virtue of the provisions of statute, common law or indeed any specific contract.

(b)	As a statutory director you will be deemed to be an insured person for the purpose of the Group’s current policy of Directors’ and Officers’ Liability Insurance subject to its terms and conditions.

13.	Data Privacy

(a)

The Companies and any Barclays Group company shall process your personal information for administrative and other purposes related to your appointment and the conduct of the business of the Barclays Group (the Agreed Purposes). Processing includes obtaining, holding, editing, destroying or disclosing your personal information to any Barclays Group company and/or any third parties (for example, insurers, banks and new Barclays Group companies following a business transfer or merger) for the Agreed Purposes (‘Processing’ or ‘Process’). Barclays may also transfer your information to any Barclays Group company and/or any third parties (for example, insurers, banks and new Barclays Group companies following a business transfer or merger) in order to Process your personal information for the Agreed Purposes.

(b)

You agree to provide your personal information to the Companies and the Barclays Group and consent to the Processing of that information for the Agreed Purposes. This may include transfers to recipients based in another country to your place of appointment (either within or outside the EEA).

This letter and enclosures set out the main terms of your appointment and on acceptance will constitute a contract for services.

Please confirm your acceptance of the appointment as set out in this letter by signing and returning the enclosed duplicate letter. If I can help with any further information, please do not hesitate to contact me.

I very much look forward to working with you.

Yours sincerely,

Stephen Shapiro

Company Secretary

Barclays PLC

Enclosures:

●	Role Profile for non-executive directors
●	Dates for BPLC/BBPLC Board meetings
●	Article 147 of the Barclays PLC Articles of Association and Article 143 of the Barclays Bank PLC Articles of Association
●	For signature and return: Agreement setting out details in respect of the Barclays PLC remuneration shares

I agree to the terms and conditions of my appointment as set out in this letter dated 18 December 2017.

Signed:

Name:

Date: